SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: January 7, 2009
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                    No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 7, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

January 7, 2009
SouthGobi Energy Resources receives approval for the start
of surface coal mining at the Mamahak Coal Project
in East Kalimantan, Indonesia
VANCOUVER, CANADA — Peter Meredith, Chief Executive Officer of SouthGobi Energy Resources Ltd. (SGQ: TSX-V), and Gene Wusaty, Chief Operating Officer, announced today that a Location Permit (ljen Lokasi) has been issued by the local government that allows the company to commence surface coal mining of the SW Deposit on the MCM concession at the Mamahak Coal Project in East Kalimantan, Indonesia.
“The timing of the approval allows for SouthGobi to prepare for the start of coal mining operations in the first quarter 2009,” said Mr. Wusaty. “With results from our recent bulk sample confirming high-fluidity metallurgical coking coal, we plan to introduce this coal to selected Asian steel mills for testing.”
Ivanhoe Mines (IVN: TSX, NYSE, NASDAQ) is SouthGobi Energy Resources’ largest shareholder and currently owns, directly and indirectly, approximately 80.2% of SouthGobi’s issued and outstanding shares.
Other project developments
•	Construction activity at the Mamahak Project site is focused on the completion of a 30-kilometre haul road from the SW Deposit to the barge port on the Mahakam River. Construction is in progress on the installation of a river barge-loading terminal capable of loading 600 tonnes per hour, which will be located at Long Habung on the Mahakam River.

•	SMG Consultants is drafting a report defining coal resources according to National Instrument 43-101 standards incorporating technical information from 218 drill holes completed at Mamahak.

•	A new bulk sample of coal from the E Block is currently being taken. Further drilling and sampling at the SW and E blocks to extend resources along the strike of both deposits also is progressing.

•	Drill crews have been mobilized to the BKL concession area (northwest of the initial mining area) to commence drilling of targets identified by a new reconnaissance mapping report.
SouthGobi recently increased its working interest in the Mamahak Joint Venture from 56% to 85% and has provisions in the joint-venture agreement to increase its working interest to 100%. The Mamahak Coal Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets and complements SouthGobi’s established operating coal mine, Ovoot Tolgoi, in southern Mongolia.
Gene Wusaty, SouthGobi Energy’s Chief Operating Officer, a qualified person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

About SouthGobi Energy Resources
SouthGobi Energy Resources is focused on exploration and development of its Permian-age metallurgical and thermal coal deposits in Mongolia’s South Gobi Region and its Eocene-age metallurgical and thermal coal deposits in East Kalimantan, Indonesia. The company’s flagship coal mine, Ovoot Tolgoi, is in production and selling coal to customers in China. The company plans to supply a wide range of coal products and electricity to markets in Asia. The company also is investigating the implementation of clean-coal technologies in the development of coal power-generating capacity to benefit all of its stakeholders
Information contacts
Ivanhoe Mines
Investor Relations: Bill Trenaman. Media: Bob Williamson +1.604.688.5755.
www.ivanhoemines.com
SouthGobi Energy Resources
Investors: Steven Feldman +1.604.681.6799.
www.southgobi.com
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, the company’s ability to start mining operations in Indonesia during the first quarter of 2009, introducing the mined coal to selected Asian steel mills for testing, the company’s future ability to supply coal products and electricity to markets in Asia, and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although SouthGobi Energy Resources believe that the expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” in SouthGobi Energy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2008, and its Annual Information Form dated March 28, 2008 which is available at www.sedar.com.

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